03013952

AB 3/6/03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 051126

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SASCO HILL SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

49 JOHN STREET
(No. and Street)

SOUTHPORT (City) CT (State) 06490 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GILMAN C. PERKINS 203-256-9425
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

STEPHEN J. SUSSMAN, PLLC CERTIFIED PUBLIC ACCOUNTANT.
(Name – *if individual, state last, first, middle name*)

12 PARMENTER ROAD (Address) LONDONDERRY, (City) (State) 03053 (Zip Code)

SEC MAIL RECEIVED MAR 03 2003 PROCESSING SECTION WASH. D.C. 165

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PROCESSED
MAR 21 2003
THOMSON FINANCIAL

OATH OR AFFIRMATION

I, GILMAN C. PERKINS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SASCO HILL SECURITIES, LLC, as of DECEMBER 31, 20 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

MANAGING MEMBER

Title

Subscribed and sworn to before me this 28th day of Feb., 2003

NOTARY PUBLIC

DATE COMMISSION EXPIRES 3/31/07

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SASCO HILL SECURITIES, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2002

Stephen J. Sussman, PLLC
Certified Public Accountant
12 Parmenter Road
Londonderry, NH 03053

Independent Auditor's Report

To the Members' of
Sasco Hill Securities, LLC
Southport, CT

We have audited the accompanying statement of financial condition of Sasco Hill Securities, LLC (the Company) as of December 31, 2002, and the related statements of income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 of the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sasco Hill Securities, LLC at December 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Stephen J. Sussman, PLLC

Stephen J. Sussman, PLLC
Certified Public Accountant
Londonderry, New Hampshire
February 18, 2003

SASCO HILL SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

ASSETS

Cash	$ 9,809
Accounts receivable	80,371
Total assets	$ 90,180

LIABILITIES AND MEMBERS' EQUITY

Accounts payable and accrued expenses	$ 9,297
Total liabilities	9,297
Members' equity	80,883
Total liabilities and members' equity	$ 90,180

The accompanying notes are an integral part of these financial statements.

SASCO HILL SECURITIES, LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2002

Revenues:	$ 3,176,305
Expenses:	
Professional and registration fees	30,492
Occupancy expenses	1,200
Registered representative compensation	847,307
Other operating expenses	63,772
Total expenses	942,771
Net income	$ 2,233,534

The accompanying notes are an integral part of these financial statements.

SASCO HILL SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBERS' CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2002

Members' equity at beginning of year	$	65,687
Net income		2,233,534
Members' contributions		-
Members' distributions		(2,218,338)
Members' equity at end of year	$	80,883

The accompanying notes are an integral part of these financial statements.

SASCO HILL SECURITIES, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2002

Cash flows from operating activities:		
Net income		$ 2,233,534
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase in accounts receivable	$ (22,491)	
Increase in accounts payable	366	
Total adjustments		(22,125)
Net cash provided by operating activities		2,211,409
Cash flows from investing activities:		
None		-
Cash flows from financing activities:		
Distributions to members'		(2,218,338)
Net decrease in cash		(6,929)
Cash at beginning of year		16,738
Cash at end of year		$ 9,809

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year for:	
Interest	$ -
Income taxes	$ -

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The accompanying notes are an integral part of these financial statements.

SASCO HILL SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

NOTE 1- SIGNIFICANT ACCOUNTING POLICIES

The Company was incorporated in Delaware in May, 1999. It operates as a registered broker-dealer under the Securities and Exchange Act of 1934. The company acts principally as an agent in cross-border mergers and acquisitions, and long-term financing arrangements.

Organizational Structure

The Company is organized as a Limited Liability Corporation. Under this form of organization, the members are not liable for the debts of Sasco Hill Securities, LLC. The Company shall be dissolved on December 31, 2027, unless the term shall be extended by an amendment of the Operating Agreement and the Certificate of Formation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2- INCOME TAXES

The Company has chosen to be treated as a partnership for federal and state income tax purposes. A partnership is not a taxpaying entity for federal or state income tax purposes. Accordingly, no income tax expense has been recorded in the statements. All income or losses will be reported on the individual members' income tax returns.

NOTE 3- NET CAPITAL

As a broker dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as derived, not exceeding 15 to 1. The Company's net capital as computed under 15c3-1, was $8,409 at December 31, 2002, which exceeded required net capital of $5,000 by $3,409. The ratio of aggregate indebtedness to net capital at December 31, 2002 was 110.6 %.

NOTE 4- RELATED PARTY TRANSACTIONS

The Company has shared office space with, and pays rent as a tenant-at-will to, a related party, Perkins Fund Marketing, LLC. The majority member of Sasco Hill Securities, LLC is also a shareholder of Perkins Fund Marketing, LLC. Total rent expense to the related party in 2002 was $1,200. There exists a liability of $1,400 to Perkins Fund Marketing, LLC at 12/31/02. Additionally, the Company reimburses Perkins Fund Marketing, LLC for certain expenses paid by the related party. The total of these expenses was $63,030 in 2002. There was nothing due at 12/31/02 for such expenses.

SASCO HILL SECURITIES, LLC

SUPPLEMENTARY SCHEDULES

FOR THE YEAR ENDED DECEMBER 31, 2002

SASCO HILL SECURITIES, LLC

SCHEDULE I

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2002

Total ownership equity from statement of financial condition	$ 80,883
Total nonallowable assets from statement of financial condition	(72,474)
Net capital before haircuts on securities positions	8,409
Haircuts on securities	-
Net capital	$ 8,409
Aggregate indebtedness:	
Total A.I. liabilities from statement of financial condition	$ 9,297
Total aggregate indebtedness	$ 9,297
Percentage of aggregate indebtedness to net capital	110.6%
Computation of basic net capital requirement:	
Minimum net capital required (6-2/3% of A.I.)	$ 620
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$ 3,409
Excess net capital at 1000%	$ 7,479

SASCO HILL SECURITIES, LLC

RECONCILIATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
(X-17A-5)
AT DECEMBER 31, 2002

SCHEDULE I (CONTINUED)

	FOCUS REPORT - PART IIA QUARTER ENDED 12/31/02	ADJUSTMENTS	ANNUAL FINANCIAL STATEMENTS AT 12/31/02
COMPUTATION OF NET CAPITAL			
Total ownership equity from statement of financial condition	$ 7,790	$ 73,093	$ 80,883
Deductions and/or charges:			
Total nonallowable assets from statement of financial condition	-	72,474	72,474
Haircuts on securities	-	-	-
Total deductions	-	72,474	72,474
Net capital	$ 7,790	$ 619	$ 8,409

SCHEDULE II

SASCO HILL SECURITIES, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALER UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2002

The Company is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

Stephen J. Sussman, PLLC
Certified Public Accountant
12 Parmenter Road
Londonderry, NH 03053

Independent Auditor's Report on Internal Control

Members' of
Sasco Hill Securities, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Sasco Hill Securities, LLC (the Company), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements of prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices

and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC objectives.

This report is intended solely for information and use of the Board of Directors, management, the Securities and Exchange Commission, The National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Stephen J. Sussman, PLLC

Stephen J. Sussman, PLLC
Certified Public Accountant
Londonderry, New Hampshire
February 18, 2003